UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                             ENPRO INDUSTRIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    29355X107
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                                 (CUSIP Number)

                                 October 8, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

        |_| Rule 13d-1(b)
        |X| Rule 13d-1(c)
        |_| Rule 13d-1(d)

CUSIP NO.  29355X107
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1.   Names of Reporting Persons. Jeffrey S. Halis I.R.S.  Identification Nos. Of
     Above Persons (entities only):

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2.   Check  the  Appropriate  Box if a  Member  of a  Group  (See  Instructions)

     (a)______                           (b)_______

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3.   SEC Use Only
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4.   Citizenship or Place of Organization:  United States
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Number of Shares  Beneficially  Owned by   5.  Sole Voting Power      1,015,500*
Each Reporting Person With:                6.  Shared Voting Power            0
                                           7.  Sole Dispositive Power 1,015,500*
                                           8.  Shared Dispositive Power       0

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person:    1,015,500*
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions):  N/A

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11.      Percent of Class Represented by Amount in Row (9):  5.03%
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12.      Type of Reporting Person (See Instructions):  IN
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*    747,100 shares  (3.70%) of the Common Stock are owned by Tyndall  Partners,
     L.P., a Delaware limited partnership ("Tyndall"). 268,400 shares (1.33%) of the Common Stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"). Pursuant to the
     Agreement   of  Limited   Partnership   of  each  of  Tyndall  and  Tyndall
     Institutional, Jeffrey S. Halis possesses sole power to vote and direct the disposition of all the shares of Common Stock owned by each of Tyndall and Tyndall Institutional, respectively. Jeffrey S. Halis's interest in the Common Stock held by Tyndall and Tyndall Institutional as set forth herein is limited to the extent of his pecuniary interest, if any, in Tyndall and Tyndall Institutional, respectively.
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


Item 1.

(a)  Name Of Issuer:   Enpro Industries, Inc.
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(b)  Address of Issuer's Principal  Executive Offices:  5605 Carnegie Boulevard,
     Suite 500, Charlotte, North Carolina 28209

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Item 2.

(a)  Name of Person Filing:  Jeffrey S. Halis
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(b)  Address of Principal Business Office or, if none,  Residence: 153 East 53rd
     Street,  55th Floor, New York, New York  10022
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(c)  Citizenship:  United States
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(d)  Title of Class of Securities: Common Stock
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(e)  CUSIP Number:  29355X107
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Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

     (a)  |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
              78o);

     (b)  |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e)  |_| An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);

     (f)  |_| An  employee   benefit   plan  or  endowment  fund  in  accordance
              with Section 240.13d- 1(b)(1)(ii)(F);

     (g)  |_|  A  parent  holding   company  or  control  person  in  accordance
               with Section 240.13d- 1(b)(1)(ii)(G);

     (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)  |_|  A  church  plan  that  is  excluded  from  the  definition  of an
              investment   company   under  Section  3(c)(14)  of the Investment
              Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  |_| Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

          (a)  Amount beneficially owned (as of October 8, 2002): 1,015,500

          (b)  Percent of Class (as of October 8, 2002): 5.03%

          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote: 1,015,500

               (ii) Shared power to vote or to direct the vote: 0

              (iii) Sole  power to dispose  or to direct  the  disposition  of:
                    1,015,500

               (iv) Shared power to dispose or to direct the disposition of: 0


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A


Item 9.  Notice of Dissolution of Group.  N/A

Item 10.  Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                October 17, 2002
                                    Date


                              /s/Jeffrey S. Halis
                                 Jeffrey S. Halis

  Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)